SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           (Amendment No. _________) (1)


                                  dELiA*s Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    246885107
                                 (CUSIP Number)

                                 William Siegel
                        American Retail Enterprises, L.P.
                                1620 Grand Avenue
                             Baldwin, New York 11510
                                (516) 867-6200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 10, 1998
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

               Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 20 Pages
                         Exhibit Index Found on Page 20


-----------
      1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D
===============================
CUSIP No. 246885107
===============================

---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         American Retail Enterprises, L.P.
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]

                                                                    (b) [ X ]
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         OO
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                       [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
                      812,501
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      812,501
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         812,501
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.5 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         PN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 20 Pages

                                       13D
===============================
CUSIP No. 246885107
===============================

---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         The Pants Set, Inc.
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]

                                                                    (b) [ X ]
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         OO
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                       [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
                      812,501
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      812,501
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         812,501
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.5 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         CO
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 20 Pages

                                       13D
===============================
CUSIP No. 246885107
===============================

---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Landmark Pants Corp.
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]

                                                                    (b) [ X ]
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         OO
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                       [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
                      812,501
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      812,501
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         812,501
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.5 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         CO
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 20 Pages

                                       13D
===============================
CUSIP No. 246885107
===============================

---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         William Siegel
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]

                                                                    (b) [ X ]
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         OO
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                       [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
                      812,501
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      812,501
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         812,501
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.5%
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 5 of 20 Pages

                                       13D
===============================
CUSIP No. 246885107
===============================

---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Ronald Lubel
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]

                                                                    (b) [ X ]
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         OO
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                       [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
                      812,501
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      812,501
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         812,501
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.5 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 6 of 20 Pages

Preliminary Note: The Reporting Persons (as defined below) have previously filed a report on Schedule 13G dated July 17, 1998, with respect to the shares of common stock, par value $.01 per share, of dELiA*s Inc. (the "Company") owned by American Retail Enterprises, L.P. The Reporting Persons are filing this Schedule 13D to disclose certain transactions entered into among the Reporting Persons and the Company and the entering into of an Amendment (as defined below in Item
4) among the Reporting Persons and the Company. The Amendment and such transactions are described below in Item 4 hereto.

Item 1. Security and Issuer.

      This statement relates to shares of common stock, par value $.01 per share (the "Shares"), of the Company. The Company's principal offices are located at 435 Hudson Street, New York, New York 10014.

Item 2.  Identity and Background.

      (a) This statement is filed by: (i) American Retail Enterprises, L.P., a New York limited partnership ("ARE"), with respect to the Shares held by it;
(ii) The Pants Set, Inc., a Delaware corporation ("Pants Set"), with respect to the Shares held by ARE; (iii) Landmark Pants Corp., a New York corporation ("Landmark" and, together with Pants Set, the "General Partners"), with respect to the Shares held by ARE; and (iv) each of William Siegel ("Siegel") and Ronald Lubel ("Lubel"), with respect to the Shares held by ARE (ARE, Pants Set, Landmark, Siegel and Lubel shall collectively be referred to hereafter as the "Reporting Persons").

      The name, address, principal business, citizenship or state of organization, executive officers, directors and controlling persons of Landmark and Pants Set are set forth on Annex 1 hereto. The Shares reported hereby for ARE are owned directly by ARE. Each of Pants Set and Landmark may be deemed, as General Partners of ARE, to be the beneficial owner of all such

                               Page 7 of 20 Pages

Shares. Siegel may be deemed, as President of Pants Set and Vice President of Landmark, to be the beneficial owner of all such Shares. Lubel may be deemed, as President of Landmark, to be the beneficial owner of all such Shares. Each of Pants Set, Landmark, Siegel and Lubel hereby disclaims any beneficial ownership of such Shares.

      (b) The address of the principal business and principal office of ARE, the General Partners, Siegel and Lubel is 1620 Grand Avenue, Baldwin, New York 11510.

      (c) The principal business of ARE is that of an operator of retail clothing stores. The principal business of each of Pants Set and Landmark is to act as the general partner of ARE.

      (d) None of ARE, Pants Set, Landmark or any of the persons listed on Annex 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of ARE, Pants Set, Landmark or any of the persons listed on Annex 1 hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source  and  Amount  of Funds  and Other Consideration.

      The Shares were acquired by the Reporting Persons in connection with a sale of certain assets by ARE and certain of ARE's affiliates to the Company (the "Acquisition") as more fully described in Item 4 of this Schedule 13D. The price received for such assets consisted of $10,025,000 in cash and the 812,501 Shares reported herein. For further information regarding the Acquisition and the Asset Purchase Agreement, see the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 27, 1998.

                               Page 8 of 20 Pages

Item 4.  Purpose of the Transaction.

      The Shares were acquired by the Reporting Persons in connection with the Acquisition. On July 10, 1998, ARE and certain of its affiliates sold assets located in 20 retail stores operated under the Screeem! and Jean Country names, as well as the leases for such stores, to two wholly-owned subsidiaries of the Company. In subsequent closings held on July 17 and July 24, 1998, ARE and certain of its affiliates sold assets located in six additional Screeem! and Jean Country stores, as well as the leases for those stores, to the same two wholly-owned subsidiaries of the Company. ARE and certain of its affiliates also sold the Screeem!, Jean Country and American Rocket trademarks to the Company. The acquired stores include 11 stores operating under the Screeem! name and concept, as well as 15 stores currently operating under the Jean Country name. All of the stores are located in major regional shopping malls in New York, New Jersey, Connecticut, Pennsylvania, New Jersey and Massachusetts.

      The Acquisition was completed pursuant to an Asset Purchase Agreement dated June 1, 1998, as amended (the "Asset Purchase Agreement") (a copy of which is attached to the Company's filing on Form 8-K filed with the Securities and Exchange Commission on July 27, 1998). The purchase price for the Acquisition consisted of $10,025,000 in cash and the 812,501 Shares reported herein. The Company agreed to register such 812,501 Shares for resale under the Securities Act of 1933. The Company has registered 604,167 of the Shares, and the remaining 208,334 Shares must be registered by January 10, 2000.

      In addition, pursuant to the Asset Purchase Agreement, in the event that the mean of the intraday high and low bid prices for the Company's common stock for the 20 consecutive trading days immediately preceding January 10, 1999 (the "18-Month Price") is less than $18.00, the

                               Page 9 of 20 Pages

Company has agreed to issue to the Reporting Persons that number of additional Shares that is equal to (i) the excess of (x) the product of 208,334 shares (subject to adjustment) multiplied by $18.00 over (y) the product of 208,334 (subject to adjustment) shares multiplied by the greater of the 18-Month Price or $10.00 divided by (ii) the 18-Month Price.

      Pursuant to Article XII of the Asset Purchase Agreement, the Reporting Persons agreed not to participate in the junior or young men's retail clothing business which is competitive with the business sold in the Acquisition under any name during the period from 210 days following July 10, 1998, through July 10, 2001 (the "Non-Compete Provision").

      In addition, as part of the Acquisition, the Company and ARE entered into a Transitional Services Agreement, dated as of July 10, 1998 (a copy of which is attached to this Schedule 13D as Exhibit A) (the "Transitional Services Agreement"), pursuant to which ARE provides certain administrative services to the Company until December 31, 1998, provided that such agreement can be extended by mutual agreement of the parties until March 31, 1999. Pursuant to the Transitional Services Agreement, the Company will pay to ARE $33,333 per month for such administrative services. In addition, under the Transitional Services Agreement, ARE provides certain warehousing and distribution services to the Company until March 31, 1999, provided that such agreement can be extended by mutual agreement of the parties until July 10, 1999. Pursuant to the Transitional Services Agreement, the Company will pay to ARE the fees set forth on Schedule II to the Transitional Services Agreement for such warehousing and distribution services (the "Distribution Fees").

      Finally, as part of the Acquisition, the Company, ARE and Chase Manhattan Bank (the "Escrow Agent") entered into an Escrow Agreement, dated as of July 10, 1998 (a copy of which is attached to this Schedule 13D as Exhibit B) (the "Escrow Agreement"), pursuant to which an

                               Page 10 of 20 Pages
aggregate of 208,334 of the 812,501 Shares reported herein were deposited with the Escrow Agent to secure the performance by ARE and certain of its affiliates of their obligations under the Asset Purchase Agreement, the Transitional Services Agreement and the Amendment.

      ARE and the Company entered into an Amendment No. 1 to Transitional Services and Asset Purchase Agreements (a copy of which is attached to this Schedule 13D as Exhibit E) (the "Amendment"), dated December 10, 1998, pursuant to which (a) ARE agreed to (i) pay an aggregate of $825,000 to the Company in two installments, (ii) provide administrative services to the Company under the Transitional Services Agreement for the month of January 1999 at no additional cost, and (iii) give the Company a $50,000 credit against Distribution Fees due or to become due under the Transitional Services Agreement, and (b) in exchange for the items set forth in (a) above, the Company agreed to (i) transfer certain inventory to ARE (such inventory having a cost basis of approximately $900,00), and (ii) waive compliance with, and release the Reporting Persons from any and all obligations under, the Non-Compete Provision as of January 1, 1999.

      As previously stated, the Shares were acquired as part of the Acquisition. As such, the purpose of the acquisition of the Shares was for investment, and the acquisition of the Shares by the Reporting Persons was not made for the purpose of acquiring control of the Company.

      The Reporting Persons currently intend to sell a portion of their Shares over the next few days and, subject to an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations, ultimately intend to sell, over a longer period (which has not yet been determined) additional Shares. The Reporting Persons have not made a determination regarding a maximum or minimum number of Shares which they may hold at any point in time.

                               Page 11 of 20 Pages

      Also, the Reporting Persons may engage in communications with one or more shareholders of the Company, one or more officers of the Company, and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations, matters related to the Acquisition and the agreements entered into in connection therewith.

      Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

      A. American Retail Enterprises, L.P. ("ARE")

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for ARE is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page and of each other cover page filed herewith is calculated based upon the 14,735,000 Shares outstanding as of October 31, 1998, as publicly reported by the Company in its Third Quarter Earnings Release which was publicly disclosed on December 9, 1998.

            (c) There have been no transactions in the Shares in the past 60 days.

            (d) Pants Set and Landmark, as General Partners, have the power to direct the affairs of ARE, including the disposition of the proceeds of the sale of the Shares. Siegel is the President of Pants Set and Vice President of Landmark and Lubel is the President of Landmark.

            (e)   Not applicable.

      B. The Pants Set, Inc. ("Pants Set")

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Pants Set is incorporated herein by reference.

                               Page 12 of 20 Pages

            (c)   Not applicable.

            (d) Pants Set, as General Partner of ARE, has the power to direct the affairs of ARE, including the disposition of the proceeds of the sale of the Shares. Siegel is the President of Pants Set.

            (e)   Not applicable.

      C. Landmark Pants Corp. ("Landmark")

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Landmark is incorporated herein by reference.

            (c)   Not applicable.

            (d) Landmark, as General Partner of ARE, has the power to direct the affairs of ARE, including the disposition of the proceeds of the sale of the Shares. Lubel is the President of Landmark and Siegel is the Vice President of Landmark.

            (e)   Not applicable.

      D. William Siegel ("Siegel")

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Siegel is incorporated herein by reference.

            (c)   Not applicable.

            (d) Pants Set and Landmark, as General Partners of ARE, have the power to direct the affairs of ARE, including the disposition of the proceeds of the sale of the Shares. Siegel is the President of Pants Set and Vice President of Landmark.

            (e)   Not applicable.

                               Page 13 of 20 Pages

      E. Ronald Lubel ("Lubel")

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Lubel is incorporated herein by reference.

            (c)   Not applicable.

            (d) Landmark, as General Partner of ARE, has the power to direct the affairs of ARE, including the disposition of the proceeds of the sale of the Shares. Lubel is the President of Landmark.

            (e)   Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

      As discussed above in Item 4, in connection with the Acquisition, the Reporting Persons have entered into an Asset Purchase Agreement, pursuant to which the Reporting Persons acquired the Shares reported herein in connection with a sale of assets to the Company and pursuant to which the Reporting Persons may be entitled to receive additional Shares as described in Item 4. In addition, in connection with the Acquisition, the Reporting Persons have entered into an Escrow Agreement, pursuant to which an aggregate of 208,334 Shares were deposited with the Escrow Agent to secure the performance by certain of the Reporting Persons of their obligations under the Asset Purchase Agreement, the Transitional Services Agreement and the Amendment.

      Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements,

                               Page 14 of 20 Pages
puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

      There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended. In addition, filed herewith as Exhibit A is a copy of the Transitional Services Agreement. Filed herewith as Exhibit B is a copy of the Escrow Agreement. Filed herewith as Exhibit C is Amendment No. 1 to the Escrow Agreement. Filed herewith as Exhibit D is Amendment No. 2 to the Escrow Agreement. Filed herewith as Exhibit E is the Amendment. The Asset Purchase Agreement filed by the Company as an Exhibit to its Form 8-K filed with the Securities and Exchange Commission on July 27, 1998, is hereby incorporated by reference.

                               Page 15 of 20 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 1998

                        AMERICAN RETAIL ENTERPRISES, L.P.
                        By:   LANDMARK PANTS CORP.
                              its General Partner

                              /s/ Ronald Lubel
                              --------------------------------
                              Name: Ronald Lubel
                              Title : President

                        By:   THE PANTS SET, INC.
                              its General Partner

                              /s/ William R. Siegel
                              --------------------------------
                              Name: William Siegel
                              Title : President

                        LANDMARK PANTS CORP.

                        By:   /s/ Ronald Lubel
                              ________________________________
                              Name: Ronald Lubel
                              Title : President

                        THE PANTS SET, INC.

                        By:   /s/ William R. Siegel
                              ________________________________
                              Name: William Siegel
                               Title : President

[Signatures continued on following page]

                               Page 16 of 20 Pages

[Signatures continued from prior page]


                        /s/ William R. Siegel
                        ----------------------------------------
                        William Siegel


                        /s/ Ronald Lubel
                        ----------------------------------------
                        Ronald Lubel

                               Page 17 of 20 Pages

                                                                         ANNEX 1
                                                                              to
                                                                    SCHEDULE 13D

       Set forth below with respect to Landmark and Pants Set are the following:
(a) name; (b) address;  (c) principal business;  (d) state of organization;  and
(e) controlling persons. Set forth below with respect to each executive officer, director and controlling person of Landmark and Pants Set are the following: (a) name; (b) address; (c) principal occupation; and (d) citizenship.

1.     (a)  Landmark Pants Corp.
       (b)  1620 Grand Avenue
            Baldwin, New York 11510
       (c)  Serves as general partner to limited partnership.
       (d)  New York corporation
       (e) Controlling persons: Ronald Lubel, President and Director; William Siegel, Vice President.

2.     (a)  The Pants Set, Inc.
       (b)  1620 Grand Avenue
            Baldwin, New York 11510
       (c)  Serves as general partner to limited partnership.
       (d)  Delaware corporation
       (e)  Controlling person: William Siegel, President and Director.

3.     (a)  William R. Siegel
       (b)  c/o American Retail Enterprises, L.P.
            1620 Grand Avenue
            Baldwin, New York 11510
       (c)  President and Director of Pants Set; Vice President of Landmark
       (d)  United States Citizen

                               Page 18 of 20 Pages

4.     (a)   Alice Lubel
       (b)  c/o American Retail Enterprises, L.P.
            1620 Grand Avenue
            Baldwin, New York 11510
       (c)  Secretary, Treasurer and Director of Pants Set
       (d)  United States Citizen

5.     (a)  Andrea Drucker
       (b)  c/o American Retail Enterprises, L.P.
            1620 Grand Avenue
            Baldwin, New York 11510
       (c)  Assistant Secretary of Pants Set and Director of Landmark
       (d)  United States Citizen

6.     (a)  Ronald Lubel
       (b)  c/o American Retail Enterprises, L.P.
            1620 Grand Avenue
            Baldwin, New York 11510
       (c)  President and Director of Landmark
       (d)  United States Citizen

7.     (a)  Carol Karp
       (b)  c/o American Retail Enterprises, L.P.
            1620 Grand Avenue
            Baldwin, New York 11510
       (c)  Secretary, Treasurer and Director of Landmark
       (d)  United States Citizen

8.     (a)  Tammy Sugarman
       (b)  c/o American Retail Enterprises, L.P.
            1620 Grand Avenue
            Baldwin, New York 11510
       (c)  Director of Pants Set
       (d)  United States Citizen

                               Page 19 of 20 Pages

                                  EXHIBIT INDEX

EXHIBIT 1                     Joint Acquisition Statement Pursuant to Rule 13D-
                              (f)(1)

EXHIBIT A                     Transitional Services Agreement

EXHIBIT B                     Escrow Agreement

EXHIBIT C                     Amendment No. 1 to Escrow Agreement

EXHIBIT D                     Amendment No. 2 to Escrow Agreement

EXHIBIT E                     Amendment

                               Page 20 of 20 Pages